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                            October 22, 2021

       Haitham Khouri
       Chief Executive Officer and Director
       Perimeter Solutions, SA
       12E rue Guillaume Kroll, L-1882 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Perimeter
Solutions, SA
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 8,
2021
                                                            File No. 333-259237

       Dear Mr. Khouri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4, Filed October 8, 2021

       Summary of the Prospectus, page 1

   1.                                                   We note your response
to our prior comment 1. The sections    EverArc   s Board of
                                                        Directors    Reasons
for the Approval of the Business Combination,       Description of
                                                        Holdco   s Securities
 and    Shareholder Rights Following the Business Combination
                                                        provide only
cross-references to other sections of the document and do not actually summarize the
information provided in those sections. Please revise to provide a substantive summary of
the applicable material information for these sections.
 Haitham Khouri
FirstName  LastNameHaitham Khouri
Perimeter Solutions, SA
Comapany
October 22,NamePerimeter
            2021         Solutions, SA
October
Page 2 22, 2021 Page 2
FirstName LastName
The Business Combination, page 10

2. We note herein, on page 11 and elsewhere the disclosure that SK Holdings will receive approximately $1.9 billion in cash subject to customary adjustments for working capital, transaction expenses, cash and indebtedness, and 10,000,000 Holdco Preferred Shares valued at $100 million, such that the purchase price for Perimeter would be valued at $2.0 billion. However, in connection with your revision to the purchase price allocation identified in your response to comment 9 in our letter dated September 29, 2021, the cash to be conveyed to SK Holdings is now $1.3 billion as shown on page 68, which would alter the total purchase consideration. Please revise or advise. Interests of Certain Persons in the Business Combination, page 14

3. We note your response to our prior comment 3 and your disclosure that the EverArc
         Founder Entity will earn an advisory fee even if Holdco   s public
shareholders earn a
         negative return following the consummation of the Business Combination. Please revise to clarify if the EverArc Founder Entity and its affiliates can earn a positive rate of return on their investment (for example, in the EverARC Founder Shares), even if other shareholders experience a negative rate of return in the post-business combination company.
Organizational Structure, page 18

4. We note that your NEOs hold Co-Invest Units in the Parent, who will be the direct parent of SK Invictus Holdings S.a.r.l, who will hold your preferred shares, which are entitled to a Preferential Dividend each year. Please revise the graphic on pages 19 and 90, and elsewhere as appropriate, to clarify the indirect economic interest the NEOs will have in you after consummation of the Business Combination.
The Business Combination
Background of the Business Combination, page 74

5. We note your response to our prior comment number 10. Pages 74-75 currently reflect a high level summary of the majority of the 200 potential targets. Please revise pages 74-75 to provide the following information with respect to a smaller number of your most material targets, meaning those who you advanced the furthest in the process, such as the
            limited number    you entered confidentiality agreements with: the
industry and size of
         such companies, the stage of negotiations with such companies, and, if in negotiations, why discussions ended. Provide such information on a company-specific basis.
 Haitham Khouri
FirstName  LastNameHaitham Khouri
Perimeter Solutions, SA
Comapany
October 22,NamePerimeter
            2021         Solutions, SA
October
Page 3 22, 2021 Page 3
FirstName LastName
6. We note your response to our prior comment 11. Page 78 was revised to include a list of certain terms agreed to by the parties. Please revise to describe the material terms for any proposals and subsequent proposals and counter offers and in doing so specifically state which party proposed a term and which party proposed each counterproposal, identifying the source of each. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved.
7. We note your response to our prior comment number 12, which we reissue in part. In connection with the projected financial information on page 87, state whether, and if so, how, the passage of time was considered in relation to the five-year projection period. If it was not considered, include a negative statement to that effect. Additionally, page 79 still says your management team considered financial projections as well as analysis regarding comparable target companies and research on comparable transactions. Please provide tabular disclosure of the results of the comparable company analysis and comparable transactions analysis performed by management. The table should include each metric that was compared and present those metrics for each of the comparable companies and transactions, as well as for the the company post-business combination and the pending transaction in this case.

Compensation Discussion and Analysis of Perimeter, page 156

8. On page 162 you state that all unpaid principal and interest owed upon the Co-Invest
         Notes will become due and payable on the earlier to occur of (x) the Named Executive
         Officer   s separation from employment and (y) a specified date set
forth in the Co-Invest
         Agreement. Please revise page 162 to provide the date specified in the Co-Invest
         Agreement and the principal amount of Co-Invest Notes outstanding. Please also state the amount of Class A Units held by NEOs.
Potential Payments Upon Termination or Change in Control, page 166

9. We note your statements in response to our prior comment 23 and on page166 that the
         Incentive Units held by the Named Executive Officers will vest in full in connection with the business combination and that each Named Executive Officer "will receive payments"
         in respect of his vested Incentive Units. Please revise your disclosure to clearly quantify the payments related to the accelerated vesting of the Incentive
Units.
Description of Holdco's Securities, page 179

10.      On page 181 you state:    If Holdco fails to redeem the Holdco
Preferred Shares at the
         defined maturity date, the Preferential Dividend rate will permanently increase to the interest rate currently being paid (whether default or not) under the Senior Credit
         Agreement plus 10%.    Please revise to state the redemption mechanics
of the Preferred
         Shares and the defined maturity date.
 Haitham Khouri
FirstName  LastNameHaitham Khouri
Perimeter Solutions, SA
Comapany
October 22,NamePerimeter
            2021         Solutions, SA
October
Page 4 22, 2021 Page 4
FirstName LastName
EverArc Financial Statements, page F-58

11. Please clarify for us how these financial statements comply with the guidance in Article 3-
         12 of Regulation S-X.
Exhibits

12. Please have counsel revise the legality opinion filed as Exhibit 5.1. Specifically, counsel
         must revise the following opinion:    The Holdco Ordinary Shares and
the Holdco
         Preferred Shares have been or will be authorized for issuance       to
state that the Holdco
         Ordinary Shares and the Holdco Preferred Shares have been authorized for issuance. Refer to II.B.3.a of Staff Legal Bulletin No. 19 regarding impermissible assumptions.
         Additionally, we note that the opinion covers the legality of the Holdco Warrant
         Instrument, counsel must revise the opinion to cover legality of the Holdco Warrants themselves. Refer to II.B.1.f of Staff Legal Bulletin No. 19.
       You may contact Jenn Do at 202-551-3743 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Flora Perez, Esq.